SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM


January 6, 2006

BY FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C 20549
Attention: Patrick Gilmore
           Room 4561

               Re: Digital Descriptor Systems, Inc. (the "Company") Form 10-KSB for year ended December 31, 2004
                       Form 10-QSB for the quarter ended March 31, 2005 Form 10-QSB for the quarter ended June 30, 2005
                       Form 10-QSB for the quarter ended September 30, 2005 File No. 000-26604
                       ----------------------


Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of amendment No. 2 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Annual Report"), its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, and its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 (collectively, the "Quarterly Reports"). One copy of each document has been marked to show changes.

On October 28, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Annual Report, as amended, and the Quarterly Reports. Following are the Company's responses to the Staff's comments. For ease of reference, we have set forth the Staff's comments in their entirety.

Form 10-KSB/A filed July 21, 2005
---------------------------------

Report of Independent Registered Public Accounting Firm, page 1
---------------------------------------------------------------

      1. Tell us why the auditor's opinion does not refer to the restatement as noted in note 12 of your financial statements. In your response, tell us how they considered the guidance provided under AU 561.06.

            The Company has revised the Annual Report by including an auditor's opinion that includes a reference to the restatement as noted in note 12 to the financial statements.

Balance Sheet, page 2
---------------------

      2. We note that you classified the fair value of the warrants and the beneficial conversion feature from your convertible debentures as an asset on your balance sheet. Tell us your basis for recording the fair value of the warrants and beneficial conversion feature as an asset as opposed to a debt discount that reduces the face value of your convertible debentures on your balance sheet. Refer to paragraph 15 of APB 14 and paragraphs 6 through 9 of EITF 98-5.

      In accordance with the Staff's comment, the Company has restated its balance sheet to properly record the fair value of the warrants and the beneficial conversion feature as a debt discount.

Item 8A. Controls and Procedures
--------------------------------

      3. Tell us how you considered the revisions to you financial statements in disclosing information relating to your disclosure controls and procedures and your internal controls, pursuant to Item 307 and 308 of Regulation S-K in your periodic Exchange Act reports. In this regard, we note you disclose in your Form 10-KSB and subsequent 10-QSB's that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective. Tell us how you concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports notwithstanding the recent restatement in your 10-KSB fore the year ended December 31, 2004 and tell us how you considered Exchange Act Rule 13a-15(e) and the requirement that you controls and procedures ensure that information required to be disclosed by you in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. If necessary, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness of conversely state that even as a result of the internal control concerns that caused your recent restatement, you did not have a material weakness or significant deficiencies.

      The Company has revised the Annual Report and the Quarterly Reports to disclose that it was required to restate certain of its financial statement. Therefore, the Company's controls and procedures were not effective.

Form 10-QSB filed August 22, 2005
---------------------------------

Note 5. Convertible Debentures, page 5
--------------------------------------

      4. We note in your disclosure that you are currently in default on several convertible debentures and that you continue to consider these debentures long term as you do not believe that they will be settled within one year even though they may have earlier redemption dates. Note that the current liability classification is intended to include obligations that are due on demand or will be due on demand within one year from the balance sheet date, even though liquidation may not be expected within that period. Tell us how you considered the guidance in paragraph 7 of ARB 43 in your classification of these convertible debentures.

      The Company has restated the financials to include debentures that are in default as current liabilities.

General
-------

      5. Tell us why you have not amended your 10-QSB for the quarter ended March 31, 2005 to restate your financial statements related to your expense recognition of the beneficial conversion features associated with your convertible debentures. Please advise.

      The Company has amended its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 in accordance with the Staff's comment.

      6. Please refer to comment 4 of our letter dated June 14, 2005. Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, provide the acknowledgments, in writing, referred to in prior comment 4 of our letter dated June 14, 2005 that includes a signature of a representative of the Company.

      Please see the attached statement signed by the Company.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.



                                                 Very truly yours,

                                                 /s/
                                                 Louis A. Brilleman

[GRAPHIC LOGO]
DDSI Digital Descriptor Systems, Inc.



December 28, 2005


BY FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C 20549
Attention: Patrick Gilmore
           Room 4561

               Re: Digital Descriptor Systems, Inc. (the "Company") Form 10-KSB for year ended December 31, 2004
                    Form 10-QSB for the quarter ended March 31, 2005 Form 10-QSB for the quarter ended June 30, 2005
                    Form 10-QSB for the quarter ended September 30, 2005 File No. 000-26604
                    ----------------------


Dear Sir:

In response to a comment letter dated October 28, 2005, by the staff of the Securities and Exchange Commission, the Company hereby acknowledges that:

      a. The company is responsible for the adequacy and accuracy of the disclosures on the filing;
      b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      c. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       /s/
                                       Anthony R. Shupin
                                       President
                                       Chief Executive Officer



     Digital Descriptor Systems, Inc., 2150 Highway 35, Suite 250, Sea Girt,
                                New Jersey 08750
            Phone - 732.359.0260 Fax - 732.359.0265 www.ddsi-cpc.com